

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2012

Via E-mail
Mr. J. Brett Harvey
Chief Executive Officer
CONSOL Energy Inc.
CNX Center
1000 Consol Energy Drive
Canonsburg, PA 15317-6506

> **Re:**   **CONSOL Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **File No. 001-14901**

Dear Mr. Harvey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Reserves, page 24

1.   We note from your supplemental oil and gas data disclosures on page 175 that your proved undeveloped reserves were revised by 362,770 MMcfe in 2011. Please expand your disclosure here and within your supplemental data to include material changes in proved undeveloped reserves and address the nature and reasons of the revision. Refer to Item 1203(b) of Regulation S-K and FASB ASC 932-235-50-5(a). In your response, please provide us a sample of your proposed expanded disclosure.

2.   Please expand your disclosure to describe:
   • the internal controls used in your reserve estimation effort;

- the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates; and,
- the qualifications of the technical person primarily responsible for receiving and reviewing the third party reserves audit.

Refer to Item 1202(a)(7) of Regulation S-K. In your response, please provide us a sample of your proposed expanded disclosure.

Item 6. Selected Financial Data, page 54
Other Financial Data, page 57

3.   We note that you define EBIT as earnings before deducting net interest expense, income taxes, loss on debt extinguishment, and abandonment of long-lived assets. However SEC Release No. 34-47226 defines EBIT as "earnings before interest and taxes". Please revise the title or the measure throughout your filing. Refer to Question 103.01 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Note 1 – Significant Accounting Policies

Inventories, page 117

4.   We note you include operating overhead and other related costs in your coal inventory. Please expand your disclosure to clarify whether depreciation, depletion and amortization are included in your inventoried costs. To the extent depreciation, depletion and amortization are not included in your inventoried costs; please tell us your basis for excluding them.

Impairment of Long-lived Assets, page 119

5.   We note that the Shallow Oil and Gas segment has been operating at a loss for the last three years. We also note your policy that you evaluate your properties periodically for impairment issues whenever events or circumstances indicate that the carrying amount may not be recoverable. In your response, clarify what you deem to be a triggering event to test for recoverability and how you defined an asset group in this segment. Refer to FASB ASC 360-10-35-21 through 25.

6.   Tell us if you assessed the asset groups within the Shallow Oil and Gas segment for impairment for the year ended December 31, 2011. Please clarify how many asset groups were tested for impairment and how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value).

<u>Note 25 – Segment Information, page 158</u>

7.   We note you disclose segment asset totals for each of your two divisions, but not for each reportable segment therein. Please expand your disclosure to include total assets for each reportable segment, or tell us why you believe such disclosure is not necessary. Refer to FASB ASC 280-10-50-22.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Nasreen Mohammed at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining